Exhibit 99.39

September 23, 2025

VIA SEDAR+

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Superintendent of Securities, Newfoundland and Labrador

Superintendent of Securities, Northwest Territories

Nova Scotia Securities Commission

Nunavut Securities Office

Superintendent of Securities, Prince Edward Island

Financial and Consumer Affairs Authority of Saskatchewan

Yukon Superintendent of Securities

Re:      Blue Moon Metals Inc.

Dear Sirs/Mesdames:

We refer to the final short form base shelf prospectus of Blue Moon Metals Inc. (the “Corporation”) dated September 23, 2025 (the “Prospectus”) in connection with the qualification for the distribution by the Corporation, from time to time, to purchasers in each of the provinces and territories of Canada (except Québec) of up to an aggregate initial offering price $200,000,000 (or the equivalent in other currencies or currency units based on the applicable exchange rate at the time of the offering) of common shares in the capital of the Corporation (“Common Shares”), debt securities (“Debt Securities”), securities convertible into or exchangeable for Common Shares and / or other securities (“Convertible Securities”), subscription receipts convertible to one or more Common Shares or a combination of Common Shares and Warrants (“Subscription Receipts”), warrants to purchase Common Shares and/or other Securities (as defined herein) (“Warrants”), and units comprised of one or more of any of the other Securities, or any combination of such securities (“Units” and, collectively with the Common Shares, Debt Securities, Convertible Securities, Subscription Receipts and Warrants, the “Securities”).

We hereby consent to the references to our firm name on the second page of the Prospectus and under the headings “Enforcement of Judgements Against Foreign Persons” and “Legal Matters”.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to therein or that are within our knowledge as a result of the services we performed in connection with such opinions.

Yours truly,

(signed) “Bennett Jones LLP”

Bennett Jones LLP